UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(AMENDMENT NO. ______)

The Vermont Teddy Bear Co., Inc.

(Name of issuer)

Common Stock, $.05 par value per share

(Title of class of securities)

000912960

(CUSIP number)

Andrew Williams
c/o The Vermont Teddy Bear Co., Inc.
6655 Shelburne Road
Shelburne, VT 05482
(802) 985-1309

(Name, address and telephone number of person
authorized to receive notices and communications)

November 30, 2003

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 0000912960

1    Name of Reporting Persons.
      S.S. or I.R.S. Identification Nos. of above persons

      CAT Holding Company, LLC
      EIN#

2     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [_]
        (b) [_]

3     SEC Use Only

4     Source of Funds (See Instructions)
       WC

5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
      or 2(e) [_]

6    Citizenship or Place of Organization
       Minnesota

   7     SOLE VOTING POWER 708,215
NUMBER OF
SHARES   8     SHARED VOTING POWER  0
BENEFICIALLY
OWNED BY EACH 9     SOLE DISPOSITIVE POWER 708,215
REPORTING
PERSON WITH  10    SHARED DISPOSITIVE POWER 0

11    Aggregate Amount Beneficially Owned by Each Reporting Person
         708,215

12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) [_]

13    Percent of Class Represented by Amount in Row (11)
        100%

14    Type of Reporting Person (See Instructions)
        OO

SCHEDULE 13D

CUSIP NO. 0000912960

1    Name of Reporting Persons.
      S.S. or I.R.S. Identification Nos. of above persons

     Andrew W. Williams

2     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [  ]
        (b) [_]

3     SEC Use Only

4     Source of Funds (See Instructions)
       PF

5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
      or 2(e) [_]

6     Citizenship or Place of Organization
       USA

   7     SOLE VOTING POWER 708,215
NUMBER OF
SHARES   8     SHARED VOTING POWER  0
BENEFICIALLY
OWNED BY EACH 9     SOLE DISPOSITIVE POWER 708,215
REPORTING
PERSON WITH  10    SHARED DISPOSITIVE POWER 0

11    Aggregate Amount Beneficially Owned by Each Reporting Person
        708,215

12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) [_]

13    Percent of Class Represented by Amount in Row (11)
        100%

14    Type of Reporting Person (See Instructions)
        IN

ITEM 1.  Security and Issuer.

The securities to which this statement relates are the Common Stock, par value $.05 per share (the "Common Stock"), of The Vermont Teddy Bear Co, Inc., a New York corporation (the "Company"). Unless otherwise indicated, all of the beneficial ownership of shares of the Common Stock is derived from beneficial ownership of Series D Convertible Redeemable Preferred Stock, par value $.05 per share (the "Series D Preferred Stock"), of the Company, which is convertible into shares of Common Stock. The Series D Preferred Stock is convertible into the number of shares of Common Stock computed by multiplying each share of Series D Preferred Stock by $10,000 and dividing the result by $3.53 (subject to adjustment for anti dilution rights). The principal executive offices of the Company are located at 6655 Shelburne Road, Shelburne, VT 05482.

ITEM 2.  Identity and Background.

This statement is being filed jointly on behalf of CAT Holding Company, LLC, a Minnesota limited liability company ("CAT") and Andrew W. Williams ("Mr. Williams") (each individually a "Reporting Person" and collectively, the "Reporting Persons").

The business address or principal office address of each of the Reporting Persons is as follows: 1655 27th Street, Suite 2, Vero Beach, FL 32960

The principal business of CAT is to invest in and hold the Company's Series D Preferred Stock.

Mr. Williams' current principal occupation is President of Calyx and Corolla, Inc., a subsidiary of the Company, with offices at 1655 27th Street, Suite 2, Vero Beach, FL 32960.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to any civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Williams is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Considerations.

 CAT acquired the Series D Preferred Shares with CAT's working capital, which consists of personal funds contributed by CAT's members.

ITEM 4.  Purpose of the Transaction.

CAT acquired the Series D Preferred Stock for investment purposes.  All of the members of CAT were among the members of Equity Resource Partners, LLC, a Delaware limited liability company, which previously held the Series D Preferred Stock.

ITEM 5.  Interest in Securities.

(a) Amount Beneficially Owned

As of the date hereof, CAT directly owns 250 shares of Series D Preferred Stock convertible into 708,215 shares of Common Stock. CAT directly and beneficially owns 100% of such shares.

The members of CAT are Andrew W. Williams and two other individuals. CAT will execute a Stock Rights and Restrictions Agreement matching the Stock Rights and Restrictions Agreement executed by Equity Resource Partners, LLC, which previously held the Series D Preferred Stock. CAT has appointed or will appoint Andrew W. Williams as the sole investor representative authorized to vote the Series D Preferred Stock.

As of the date hereof, pursuant to the appointment of Mr. Williams as CAT's investor representative, Mr. Williams is deemed the beneficial owner of 250 shares of Series D Preferred Stock. Mr. Williams disclaims beneficial ownership of these shares.

Assuming conversion of all of the shares of Series D Preferred Stock held directly and beneficially by the Reporting Persons, the Reporting Persons would directly and beneficially own 708,215 shares of Common Stock. Based upon there being approximately 6,926,191 fully diluted shares of the Common Stock outstanding (which includes the number of shares directly and beneficially owned by the Reporting Persons), the Reporting Persons directly and beneficially own 10.1% of such outstanding shares.

(b) CAT directly owns 250 shares of Series D Preferred Stock.  CAT has the right to vote all of the shares described in paragraph (a) in connection with any matter requiring a vote of the common stockholders of the Company on an as converted basis, including, without limitation, the election of directors.

Mr. Williams' beneficial ownership consists of 250 shares owned directly by CAT to which Mr. Williams has been or will be appointed sole investor representative.  Mr. Williams has or will have the right to vote all of the shares in paragraph (a) in connection with any matter requiring a vote of the common stockholders of the Company on an as converted basis, including, without limitation, the election of directors.

The responses of the Reporting Persons to Items 7 through 11 of the cover pages to this statement relating to the beneficial ownership of shares of the Common Stock of the Company are incorporated herein by reference.

(c) Other than as otherwise described herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the preceding 60 days.

(d) Not applicable

(e) Not applicable

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With
                Respect to Securities of the Issuer.

Sole Investor Representative

708,215 shares of Common Stock directly owned by CAT are or will be subject to the terms of an irrevocable proxy.  CAT has appointed or will appoint Mr. Williams as its sole investor representative to act for and vote on behalf of it with respect to the Series D Preferred Stock in connection with any matter requiring a vote of the common stockholders of the Company, including, without limitation, the election of directors.  In addition, Mr. Williams has or will have the right to give or withhold any and all consents or waivers on behalf of CAT with respect to CAT's rights under the by-laws, as amended, of the Company and the Certificate of Incorporation, as amended, of the Company.

This summary is qualified in its entirety by reference to the text of the Stock Rights and Restrictions Agreement with Equity Resource Partners, LLC, the previous holder of the Series D Preferred Stock, filed as Exhibit 1 to this statement.

ITEM 7.  Material to be Filed as Exhibits.

Exhibits

(1) Stock Rights and Restrictions Agreement (Series D Convertible Redeemable Preferred), by and between the Company and Equity Resource Partners, LLC is incorporated herein by reference to Exhibit 99.4 on the Company's Form 8-K dated September 3, 2003.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2003

CAT HOLDING COMPANY, LLC

By: /s/ Andrew Williams
Name: Andrew Williams
Title:   President

by: /s/  Andrew Williams
Name: Andrew Williams

EXHIBIT INDEX

Exhibit

(1) Stock Rights and Restrictions Agreement (Series D Convertible Redeemable Preferred), by and between the Company and Equity Resource Partners, LLC, identified herein is incorporated herein by reference to Exhibit 99.4 on the Company's Form 8-K dated September 3, 2003.